KELLEY DRYE & WARREN LLP
A Limited Liability Partnership
Two Stamford Plaza
281 Tresser Boulevard
Stamford, Connecticut 06901-3229

WRITER’S DIRECT LINE
(203) 351-8107

WRITER’S E-MAIL
        rhedin@kelleydrye.com

March 3, 2006

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, DC 20549-7010
Attention: Ms. Jennifer R. Hardy
                       Legal Branch Chief
                   Mr. Edward M. Kelly
                       Senior Counsel

Re:	Ethan Allen Global, Inc. Ethan Allen Interiors Inc. and Additional Co-Registrants Pre-effective Amendment No. 1 to Registration Statement on Form S-4 Filed February 24, 2006 File No. 333-131539

Ladies and Gentlemen:

        On behalf of Ethan Allen Global, Inc., Ethan Allen Interiors Inc. and the Additional Co-Registrants (collectively “Ethan Allen” or the “Company”), set forth below is the Company’s response to your letter of comment dated March 1, 2006 to Pamela A. Banks, Esq., Vice President, General Counsel and Secretary of the Company, a copy of which is attached hereto for your convenience. The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.

General

        1.     The Company confirms that no person participating in the exchange offer is an affiliate of Ethan Allen.

Securities and Exchange Commission
March 3, 2006

        2.     The Company confirms that it is not relying on Rule 430B under the Securities Act.

Extensions; Amendments, page 23

        3.     The Company has complied with this comment by revising Page 23.

Resales of the Exchange Notes, page 30

        4.     The Company has complied with this comment by revising Page 30.

        Please contact the undersigned at (203) 351-8107 with any questions you may have regarding the foregoing.

Very truly yours,

/S/ RANDI-JEAN G. HEDIN
Randi-Jean G. Hedin

RJH:cdc

cc:	Pamela A. Banks, Esq. M. Ridgway Barker, Esq.

ATTACHMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010

[SEC Logo]

                                                                                                                                                                                        DATE:  March 1, 2006

TO:	M. Ridgway Barker, Esq. Randi-Jean G. Hedin. Esq.

FIRM:	Kelley Drye & Warren LLP

FACSIMILE NUMBER:	(203) 327-2669

TELEPHONE NUMBER:	(203) 324-1400

REGISTRANT:	Ethan Allen Global, Inc. Ethan Allen Interiors Inc.

FROM:	Edward M. Kelly, Esq.

DIRECT DIAL NUMBER:	(202) 551-3728

FACSIMILE NUMBER:	(202) 772-9368 or (202) 772-9369

NO. OF PAGES, INCLUDING FACSIMILE COVER SHEET:	4

MESSAGE, IF ANY:	PLEASE DELIVER UPON RECEIPT.

Please include the representations in the three bullet points on page 2 of our letter in any request for acceleration of the registration statement's effectiveness. Please do not make the request until we advise that there are no further comments.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of
Corporation Finance

                                                                                                                                             March 1, 2006

By facsimile to (203) 327-2669 and U.S. Mail

Pamela A. Banks, Esq.
Vice President, General Counsel, and Secretary
Ethan Allen Global, Inc.
Ethan Allen Drive
Danbury, CT 06811

Re:  Ethan Allen Global, Inc.
        Ethan Allen Interiors Inc. and Additional Co-registrants
        Pre-effective Amendment 1 to Registration Statement on Form S-4
        Filed February 24, 2006
        File  No. 333-131539

Dear Ms. Banks:

         We reviewed the filing and have the comments below.

General

1.	Refer to prior comment 1. Confirm that each person participating in the exchange offer is not an Ethan Allen affiliate. See Exxon Capital Holdings Corporation no-action letter, available May 13, 1988.

2.	Confirm that you are not relying on Rule 430B of Regulation C under the Securities Act which would require the undertakings required by Item 512(a)(5) of Regulation S-K.

Extensions; Amendments, page 23

3.	Refer to prior comment 8. It is appropriate to delay acceptance if there has been an extension of the exchange offer. However, absent an extension of the exchange offer, it is inappropriate to delay acceptance “if any of the conditions discussed below...have not been satisfied prior to the expiration of the exchange offer or waived.” As noted in prior

Pamela A. Banks, Esq.
March 1, 2006

comment 15, all conditions to the offer other than those subject to governmental approval must be satisfied or waived before the exchange offer’s expiration, not merely before acceptance of the initial notes for exchange. Please revise.

Resales of the Exchange Offer, page 31

4.	Refer to prior comment 3. Clarify also in this subsection’s first sentence that we issued the no-action letters to third parties.

Closing

        File an amendment to the S-4 in response to the comment. To expedite our review, Ethan Allen may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Ethan Allen thinks that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Ethan Allen and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        If Ethan Allen requests acceleration of the registration statement’s effectiveness, Ethan Allen should furnish a letter at the time of the request, acknowledging that:

o	Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

o	The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Ethan Allen from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures.

o	Ethan Allen may not assert our comments or the declaration of the registration statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States’federal securities laws.

Pamela A. Banks, Esq.
March 1, 2006

        The Commission’s Division of Enforcement has access to all information that Ethan Allen provides us in our review of the registration statement or in response to our comments on the registration statement.

        We will consider a written request for acceleration of the registration statement’s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they date to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement ‘s effectiveness.

        You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours, /S/ JENNIFER R. HARDY Jennifer R. Hardy Legal Branch Chief

cc:     M. Ridgway Barker, Esq.
          Randi-Jean G. Hedin, Esq.
          Kelley Drye & Warren LLP
          2 Stamford Plaza
          281 Tresser Boulevard
          Stamford, CT 06901